201 283

3-7-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

02024334

March 7, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

TALISMAN
ENERGY

NEWS RELEASE

TALISMAN ANNOUNCES AGREEMENT WITH CALGARY'S MOST POPULAR SPORTS FACILITY

CALGARY, Alberta – March 4, 2002 – Talisman Energy Inc. today announced a 20-year affiliation with the Lindsay Park Sports Society, which operates Calgary's most popular sports facility.

Talisman will provide the city-owned facility, which will be renamed Talisman Centre, with $500,000 a year for the next 20 years. A portion of the funds has been designated for use by the Building Healthier Futures campaign that will finance a significant expansion and improvement program. This will allow the facility to accommodate an additional 500,000 visitors each year.

The balance of the funds will be invested in reserve accounts and used for operating and maintenance, equipment purchases, providing facilities for the disabled and other projects of long-term benefit.

"Talisman is pleased to make a long-term pledge of support to the facility, to the many community groups that use it and to the City of Calgary," said Dr. Jim Buckee, President and Chief Executive Officer. "It reflects our desire to support both the pursuit of excellence in competitive sports and the fitness and recreational needs of Calgarians.

"This is a wonderful facility and the services it provides are important to the community. We recognize that Talisman and our employees have an important role to play in Calgary. We are determined to play a part in maintaining Calgary's position as one of the best places in the world to live and do business.

"At a time when other head offices are leaving Calgary, I believe this is an important commitment."

Wayne Arvidson, president of the volunteer Lindsay Parks Sports Society, which will continue to operate Talisman Centre, said the agreement with Talisman "is great news for Calgarians."

"Partnership with Talisman – combined with other contributions from the municipal and provincial governments, corporations, organizations and individuals – will make it possible for us to achieve our vision of completing a $24 million expansion that will bring more Calgarians a wider range of sport and recreational opportunities than ever before."

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &
Corporate Communications
Phone: 403-237-1196
Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

- 30 -

05/2002

TALISMAN
ENERGY

NEWS RELEASE

TALISMAN POSTS RECORD CASH FLOW, PRODUCTION AND RESERVE ADDITIONS IN 2001

CALGARY, Alberta – March 5, 2002 – Talisman Energy Inc. generated a record $2.5 billion in cash flow ($18.48/share) in 2001. Production increased to 460,000 boe/d in the fourth quarter and the Company added a record 462 mmboe of proved reserves. Net income for the year was $786 million.

"Talisman's major accomplishments in 2001 were the creation of two new international growth areas and the value generated through substantial reserve additions," said Dr. Jim Buckee, President and Chief Executive Officer. "At year end 2001, Talisman's proved reserves totalled 1.5 billion barrels of oil equivalent, an increase of 26% from the previous year. We also increased our probable reserves by 27% to over 990 mmboe. Our replacement cost, including acquisitions, was about $7/boe for proved reserves and $5.75/boe for proved plus half probable.

"Production averaged 419,000 boe/d for the year and 460,000 boe/d in the fourth quarter. Excluding major asset sales or acquisitions, we expect production to be in the 450,000–480,000 boe/d range this year. Production growth over the next three years, from identified projects, is expected to be about 10% per annum.

"In total, we expect to spend $2 billion this year and the Company is in strong financial shape. Talisman has a number of significant developments underway including several North Sea oil fields, major projects in Southeast Asia, as well as an oil field development in Algeria. Canada continues to be our largest single investment area, with substantial drilling programs planned for the Greater Arch, Alberta Foothills and Edson. Exploration success is continuing in Trinidad where we booked more than 60 mmbbls of probable oil reserves and 130 bcf of probable gas reserves last year.

"We generated a record high $2.5 billion in cash flow last year, even though oil and natural gas prices fell throughout the year. There is still uncertainty about future commodity prices, but with indications of a strengthening US economy, we may see oil and gas prices strengthen later in the year. Talisman's cash flow this year should be in the $15-16/share range based on US$20/bbl WTI oil prices and US$2.45/mcf NYMEX gas prices."

<u>2001 Summary:</u>

- Production averaged 419,000 boe/d in 2001, up from 409,000 boe/d in 2000. Fourth quarter production increased 11% over the previous year to 460,000 boe/d.
- Cash flow for 2001 was $2.5 billion ($18.48/share) versus $2.4 billion ($17.51/share) a year earlier. Cash flow in the fourth quarter was $503 million ($3.75/share), compared to $689 million ($5.06/share) in 2000.

- Net income was $786 million ($5.65/share), down from $906 million ($6.41/share) a year earlier. Net income in the fourth quarter was $48 million ($0.31/share), compared to $268 million ($1.93/share) in 2000.
- Realized oil prices averaged $33.99 for the year and $26.94 for the fourth quarter (down 14% and 31% respectively from the previous periods). Natural gas prices were $5.22 in 2001, an increase of 13% over 2000. Fourth quarter gas prices averaged $3.45/mcf, down 50% from a year earlier.
- Talisman added 462 mmboe of proved reserves (including acquisitions) at a cost of $7.08/boe. Net of royalties, Talisman added 352 mmboe of proved reserves at a cost of approximately US$6.12/boe. Year end net reserves were 1.2 billion boe, an increase of 24%.
- Year end long-term debt was approximately $3 billion, with a trailing debt to cash flow ratio of 1.2:1. Including Talisman's preferred shares as debt, long term debt was $3.4 billion and debt to cash flow 1.4:1.
- Exploration and development spending increased 60% to $1.9 billion. A total of 721 wells were drilled with an 88% success rate.
- Talisman repurchased approximately three million shares in 2001 at an average price of $54.51/share. The Company also paid $0.60/share in dividends.

Exploration and Operations

Canadian production increased 4%, averaging 201,000 boe/d, with natural gas production up 7% to 809 mmcf/d. Talisman drilled 499 successful oil and gas wells (90% success rate). The acquisition of Petromet Resources Limited added 291 bcf of proved reserves, over 200 drilling locations and established a new core property for Talisman at Bigstone/Wild River within the Edson area.

North Sea highlights included the start up of new oil fields at Blake and Beauly, encouraging appraisal of the Blake flank and a significant exploration discovery (Kildrummy). Production averaged 129,000 boe/d, down slightly from 2000 as a result of pipeline repairs at Beatrice, refitting the Ross/Blake production vessel and a major platform maintenance program causing extensive outages. North Sea production averaged 158,000 boe/d in the fourth quarter.

In Indonesia, expansion of the Corridor Gas Project is underway. Three new delineation wells at Suban have confirmed a very large gas field. Additional sales to Caltex are expected at the end of this year and first sales to Singapore Power in late 2003. In August 2001, Talisman completed the acquisition of Lundin Oil's interests in Malaysia and Vietnam. A large development project is underway, with production startup in late 2003 and expected production of 40,000 boe/d in 2004.

In Sudan, 43 successful oil wells were drilled. New fields were brought onstream at Garaad, Khairat and Bamboo. With these new fields and facilities debottlenecking, production in 2001 increased 16% to 53,000 bbls/d, exceeding 55,000 bbls/d in the fourth quarter.

In Trinidad, Talisman made a number of large oil and gas discoveries, booking additions of 61 mmbbls of probable oil reserves and 133 bcf of probable gas reserves during 2001. These reserves are limited to the areas drilled to date and will be reclassified as proved upon field development approval. First production is expected in 2004.

Outlook for 2002

On January 14, Talisman issued a guidance release for 2002. There are no material changes in the Company's expected operational performance at the time of this release. Talisman has revised its outlook slightly for 2002 to reflect current oil and gas prices and a lower Canadian dollar. The new assumptions are US$20/bbl for WTI oil prices and US$2.45/mcf for NYMEX gas prices. Using these prices, the Company continues to expect cash flow per share of $15-16 in 2002.

Further details of Talisman's 2001 year end reserves and finding costs will be released shortly.

FINANCIAL: Cash flow per share up 5% in 2001

	Three months ended December 31		Years ended December 31	
	2001	*2000*	*2001*	*2000*
Financial				
(millions of Canadian dollars unless otherwise stated)				
Cash flow	**503**	689	**2,494**	2,413
Net income	**48**	268	**786**	906
Exploration and development expenditures	**545**	397	**1,882**	1,179
Per common share (1) (dollars)				
Cash flow (1)	**3.75**	5.06	**18.48**	17.51
Diluted cash flow (1)	**3.70**	4.98	**18.15**	17.25
Net income (2)	**0.31**	1.93	**5.65**	6.41
Diluted net income (2)	**0.30**	1.90	**5.55**	6.32

(1) Cash flow and diluted cash flow per share are reported prior to preferred security charges of $42 million for the year and $11 million for the quarter.
(2) Net income available to common shareholders is reported after preferred security charges, net of tax, of $24 million for the year and $7 million for the quarter.

Cash flow per share was up 5.5% in 2001, with higher volumes, increased natural gas prices and hedging gains offsetting lower oil prices. Cash flow in the fourth quarter was lower as a result of the substantial drop in both oil and natural gas prices.

Net income for 2001 was down 13%, with higher depreciation, depletion and amortization expense, dry hole costs and exploration expense. Gross sales for the year totalled $5 billion, up from $4.8 billion. Oil and liquids accounted for 62% of revenues (versus 67% in 2000). The average number of shares outstanding was 134.9 million (137.8 in 2000) and 133.7 million at year end (135.3 in 2000).

PRODUCTION: Fourth Quarter up 11%

Daily average production	Three months ended December 31		Years ended December 31	
Oil and liquids (bbls/d)	*2001*	*2000*	*2001*	*2000*
Canada	**62,872**	64,755	**63,275**	63,834
North Sea	**135,050**	113,268	**110,828**	111,902
Southeast Asia	**24,853**	19,431	**20,873**	20,206
Sudan	**55,325**	48,978	**53,257**	45,869
Synthetic oil	**2,611**	2,454	**2,781**	2,540
Total oil and liquids	**280,711**	248,886	**251,014**	244,351
Natural gas (mmcf/d)				
Canada	**841**	772	**809**	755
North Sea	**139**	113	**108**	122
Southeast Asia	**99**	112	**93**	111
Total natural gas	**1,079**	997	**1,010**	988
Total mboe/d (6 mcf = 1 boe)	**460**	415	**419**	409

Production per share averaged 1.13 boe, a 4% increase over last year. Production increased by 10,000 boe/d over 2000, with Talisman's Canadian gas volumes up 7% and Sudanese oil production up 16%. Over the course of the year a number of factors, including plant turnarounds and adverse weather, had a negative impact on production in both Canada and the North Sea. However, volumes reached a record 460,000 boe/d in the fourth quarter of last year. North Sea oil production in the fourth quarter was up 19% over the previous year and Canadian gas volumes increased 9%.

NETBACKS: Oil and Gas Prices down 5% Year over Year

	Three months ended December 31		Years ended December 31	
Total Company	*2001*	2000	*2001*	2000
Oil and liquids ($/bbl)				
Sales price	**26.94**	39.19	**33.99**	39.48
Hedging (gain)	**(0.75)**	4.71	**(0.16)**	3.44
Royalties	**4.29**	6.68	**6.22**	6.99
Operating costs	**7.27**	6.90	**7.15**	6.50
	16.13	20.90	**20.78**	22.55
Natural gas ($/mcf)				
Sales price	**3.45**	6.90	**5.22**	4.63
Hedging (gain)	**(0.28)**	0.40	**0.02**	0.20
Royalties	**0.58**	1.45	**1.14**	0.88
Operating costs	**0.73**	0.60	**0.63**	0.54
	2.42	4.45	**3.43**	3.01
Netback $/boe	**15.51**	23.23	**20.70**	20.73

(excluding synthetic oil and pipeline operations).

Talisman's average netback was essentially unchanged at $20.70/boe in 2001. Oil prices fell by 14% year over year and were down 31% in the fourth quarter of 2001. Natural gas prices for the year increased 13% but were down 50% in the fourth quarter.

Hedging gains totalled $0.06/boe in 2001 ($1.12/boe in the fourth quarter) compared to a loss of $2.53/boe in 2000. A significant percentage of the losses in 2000 relate to oil hedges put in place at the time of Talisman's North Sea asset acquisitions in the Flotta Catchment Area. The gains in the fourth quarter of 2001 reflect hedges put in place at the time of the Petromet and Lundin acquisitions. The Petromet hedges have a current value of approximately $85 million, with $95 million monetized in 2001.

Talisman's royalty rate averaged 18% in 2000 and 20% in 2001, falling to 16% in the fourth quarter of 2001. Unit operating costs increased by 12%. Cost pressures were felt throughout the industry, particularly in Canada where Talisman's unit operating costs were up 21%. Cost pressures in most areas are expected to abate in 2002.

CAPITAL SPENDING: Exploration and Development up 32%

Capital Spending ($ million)	2001	2000	1999
Canada	**$ 976**	$ 813	$ 240
North Sea	**664**	527	728
Southeast Asia	**149**	69	54
Sudan	**117**	70	281
Other	**115**	50	42
	$2,021	$ 1,529	$1,345

Excludes corporate acquisitions

In Canada, Talisman continues to focus on natural gas exploration and development. Approximately three quarters of spending was directed towards natural gas prospects. Talisman spent $493 million on drilling in 2001.

North Sea spending totalled $664 million. The modifications to the Ross FPSO were completed allowing the Blake development to be tied in. Six production wells were drilled at Blake and an appraisal well was drilled on the Blake flank. Three sidetrack wells were drilled at Beatrice and one each at Piper, Claymore and Tartan were drilling at year end. The single Hannay development well was also drilled.

Capital expenditures totalled $149 million in Southeast Asia, with $85 million spent in Indonesia and $64 million in Malaysia/Vietnam. The major focus in Indonesia was the Corridor Gas project. In Malaysia/Vietnam, the focus was on the PM3 Commercial Agreement Area (CAA) development project. Within PM3 CAA, a successful appraisal well was drilled and planning for the development of the East Bunga Raya field was underway at year end.

Sudan capital spending totalled $117 million, with $42 million on exploration and $75 million on development drilling and facilities.

Talisman spent a total of $115 million in other exploration and development areas. In 2001, the Company spent $31 million in Trinidad resulting in significant oil and gas discoveries on Block 2c where Talisman holds a 25% interest. Additional appraisal drilling and development planning is underway. Within Algeria, development continued on the Ourhoud field, development approval was obtained for the MLN field and construction contracts awarded. A total of $63 million was spent in Algeria.

Liquidity and Capital: Debt to Cash Flow 1.2 times

Talisman's long term debt at year end was approximately $3 billion. At year end, the Company's long-term debt to cash flow ratio was 1.2:1 and debt to debt-plus-equity was 41%. Including preferred shares as debt, year end long term debt was $3.4 billion, debt to cash flow 1.4:0 and debt to debt-plus-equity 47%.

Pursuant to the normal course issuer bid filed with The Toronto Stock Exchange, the Company repurchased approximately three million common shares at an average price of $54.51/share over the 14 month period ended February 2002. The Company expects to renew its normal course issuer bid in March 2002.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

Forward Looking Statements: Unless otherwise indicated, all financial information in this press release is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles. This press release contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, including estimates of future production and cash flows, business plans for drilling, exploration and production, the estimated amounts and timing of capital expenditures, the assumptions upon which estimates are based and related sensitivity analyses, and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as "expects", "anticipates", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", or "will" be taken, occur or be achieved). Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Sudan, Algeria or Colombia); the effect of United States sanctions against Sudan; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

The US Securities and Exchange Commission normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, the probable reserves, established and the calculations with respect thereto included in this press release do not meet the SEC's standards for inclusion in documents filed with the SEC.

For further information, please contact:
David Mann, Manager, Investor Relations & Corporate Communications
Phone: 403-237-1196
Fax: (403) 237-1210
E-mail: tlm@talisman-energy.com
Website: www.talisman-energy.com

-30-

06/02

Talisman Energy Inc.
Highlights

	Three months ended December 31		*Years ended December 31*	
	2001	*2000*	*2001*	*2000*
Financial				
(millions of Canadian dollars unless otherwise stated)				
Cash flow	**503**	689	**2,494**	2,413
Net income	**48**	268	**786**	906
Exploration and development expenditures	**545**	397	**1,882**	1,179
Per common share (dollars)				
Cash flow (1)	**3.75**	5.06	**18.48**	17.51
Net income (2)	**0.31**	1.93	**5.65**	6.41
Production				
(daily average production)				
Oil and liquids (bbls/d)				
Canada	**62,872**	64,755	**63,275**	63,834
North Sea	**135,050**	113,268	**110,828**	111,902
Southeast Asia	**24,853**	19,431	**20,873**	20,206
Sudan	**55,325**	48,978	**53,257**	45,869
Synthetic oil	**2,611**	2,454	**2,781**	2,540
Total oil and liquids	**280,711**	248,886	**251,014**	244,351
Natural gas (mmcf/d)				
Canada	**841**	772	**809**	755
North Sea	**139**	113	**108**	122
Southeast Asia	**99**	112	**93**	111
Total natural gas	**1,079**	997	**1,010**	988
Total mboe/d	**460**	415	**419**	409
Prices (3)				
Oil and liquids ($/bbl)				
Canada	**21.58**	38.52	**30.80**	37.64
North Sea	**30.15**	41.53	**36.07**	40.38
Southeast Asia	**27.63**	44.17	**35.97**	42.50
Sudan	**24.87**	32.71	**32.66**	38.52
Crude oil and natural gas liquids	**26.94**	39.19	**33.99**	39.48
Synthetic oil	**33.77**	48.21	**39.54**	44.41
Total oil and liquids	**27.00**	39.28	**34.05**	39.53
Natural gas ($/mcf)				
Canada	**3.20**	7.36	**5.39**	4.66
North Sea	**4.48**	4.59	**4.35**	3.58
Southeast Asia	**4.06**	6.01	**4.80**	5.64
Total natural gas	**3.45**	6.90	**5.22**	4.63
Total ($/boe)	**24.54**	40.12	**32.95**	34.80

(1) Cash flow per common share is calculated before deducting preferred security charges.
(2) Net income per common share is calculated after deducting preferred security charges.
(3) Prices are before hedging.

Talisman Energy Inc.
Consolidated Balance Sheets

December 31 (millions of Canadian dollars)	*2001*	*2000*
Assets		
Current		
Cash	17	76
Accounts receivable	654	843
Inventories	99	103
Prepaid expenses	29	20
	799	1,042
Accrued employee pension benefit asset	51	52
Other assets	128	81
Goodwill	467	-
Property, plant and equipment	9,461	7,501
	10,107	7,634
Total assets	10,906	8,676
Liabilities		
Current		
Accounts payable and accrued liabilities	869	1,031
Income and other taxes payable	146	250
Current portion of long-term debt	189	30
	1,204	1,311
Deferred credits	71	44
Provision for future site restoration	619	498
Long-term debt	2,794	1,703
Future income taxes	1,989	1,455
	5,473	3,700
Shareholders' equity		
Preferred securities	431	431
Common shares	2,831	2,849
Contributed surplus	77	77
Retained earnings	890	308
	4,229	3,665
Total liabilities and shareholders' equity	10,906	8,676

Talisman Energy Inc.
Consolidated Statements of Income

(millions of Canadian dollars except per share amounts)	*Three months ended December 31*		*Years ended December 31*	
	2001	*2000*	*2001*	*2000*
Revenue				
Gross sales	**1,083**	1,389	**5,047**	4,836
Less royalties	**168**	286	**989**	946
Net sales	**915**	1,103	**4,058**	3,890
Other	**21**	26	**82**	99
Total revenue	**936**	1,129	**4,140**	3,989
Expenses				
Operating	**271**	226	**946**	827
General and administrative	**29**	28	**108**	95
Depreciation, depletion and amortization	**387**	300	**1,313**	1,153
Dry hole	**32**	24	**113**	77
Exploration	**43**	35	**147**	100
Interest on long-term debt	**36**	32	**139**	136
Other	**8**	(1)	**25**	15
Total expenses	**806**	644	**2,791**	2,403
Income before taxes	**130**	485	**1,349**	1,586
Taxes				
Current income tax	**66**	104	**342**	334
Future income tax	**(18)**	73	**72**	196
Petroleum revenue tax	**34**	40	**149**	150
	82	217	**563**	680
Net income	**48**	268	**786**	906
Preferred security charges, net of tax	**7**	5	**24**	22
Net income available to common shareholders	**41**	263	**762**	884
Per common share (dollars)				
Net income	**0.31**	1.93	**5.65**	6.41
Diluted net income	**0.30**	1.91	**5.55**	6.32
Average number of common shares outstanding (millions)				
Basic	**134**	136	**135**	138
Diluted	**136**	138	**137**	140

Consolidated Statements of Retained Earnings

(millions of Canadian dollars)	*Three months ended December 31*		*Years ended December 31*	
	2001	*2000*	*2001*	*2000*
Retained earnings, beginning of period	**904**	113	**308**	212
Net income	**48**	268	**786**	906
Adoption of new income tax accounting policy	**-**	-	**-**	(670)
Common share dividends	**(40)**	-	**(81)**	-
Purchase of common shares	**(15)**	(68)	**(99)**	(118)
Preferred security charges, net of tax	**(7)**	(5)	**(24)**	(22)
Retained earnings, end of period	890	308	890	308

Talisman Energy Inc.
Consolidated Statements of Cash Flows

(millions of Canadian dollars)	*Three months ended December 31*		*Years ended December 31*	
	2001	*2000*	*2001*	*2000*
Operating				
Net income	**48**	268	**786**	906
Items not involving current cash flow	**412**	387	**1,561**	1,407
Exploration	**43**	34	**147**	100
Cash flow	**503**	689	**2,494**	2,413
Deferred gain on unwound hedges	**52**	-	**52**	-
Changes in non-cash working capital	**16**	47	**(177)**	322
Cash provided by operating activities	**571**	736	**2,369**	2,735
Investing				
Corporate acquisitions	**(9)**	-	**(1,213)**	-
Capital expenditures				
Exploration, development and corporate	**(554)**	(409)	**(1,912)**	(1,194)
Acquisitions	**(39)**	18	**(186)**	(431)
Proceeds of dispositions				
Resource properties	**14**	36	**47**	81
Investments	**-**	-	**-**	-
Changes in non-cash working capital	**(30)**	7	**52**	(407)
Cash used in investing activities	**(618)**	(348)	**(3,212)**	(1,951)
Financing				
Long-term debt repaid	**(60)**	(226)	**(568)**	(1,294)
Long-term debt issued	**163**	59	**1,617**	781
Common shares purchased	**(22)**	(116)	**(117)**	(173)
Common share dividends	**(40)**	-	**(81)**	-
Preferred security charges	**(11)**	(10)	**(42)**	(40)
Deferred credits and other	**(4)**	3	**(25)**	(36)
Changes in non-cash working capital	**-**	(22)	**-**	-
Cash provided by (used in) financing activities	**26**	(312)	**784**	(762)
Net (decrease) increase in cash	**(21)**	76	**(59)**	22
Cash, beginning of period	**38**	-	**76**	54
Cash, end of period	**17**	76	**17**	76

Talisman Energy Inc.
Product Netbacks

		Three months ended December 31		*Twelve months ended December 31*	
		2001	*2000*	*2001*	*2000*
Canada	Oil and liquids ($/bbl)				
	Sales price	**21.58**	38.52	**30.80**	37.64
	Hedging (gain)	**(0.72)**	4.72	**(0.12)**	3.44
	Royalties	**4.56**	8.84	**6.88**	8.74
	Operating costs	**5.84**	4.85	**5.22**	4.17
		11.90	20.11	**18.82**	21.29
	Natural gas ($/mcf)				
	Sales price	**3.20**	7.36	**5.39**	4.66
	Hedging (gain)	**(0.37)**	0.51	**0.02**	0.26
	Royalties	**0.58**	1.79	**1.34**	1.07
	Operating costs	**0.75**	0.62	**0.67**	0.56
		2.24	4.44	**3.36**	2.77
North Sea	Oil and liquids ($/bbl)				
	Sales price	**30.15**	41.53	**36.07**	40.38
	Hedging (gain)	**(0.72)**	4.73	**(0.17)**	3.44
	Royalties	**1.60**	1.62	**1.85**	1.57
	Operating costs	**9.66**	9.44	**10.06**	9.13
		19.61	25.74	**24.33**	26.24
	Natural gas ($/mcf)				
	Sales price	**4.48**	4.59	**4.35**	3.58
	Hedging	**-**	-	**-**	-
	Royalties	**0.84**	0.25	**0.46**	0.14
	Operating costs	**0.66**	0.67	**0.46**	0.57
		2.98	3.67	**3.43**	2.87
Southeast Asia	Oil and liquids ($/bbl)				
	Sales price	**27.63**	44.17	**35.97**	42.50
	Hedging (gain)	**(1.04)**	4.82	**(0.30)**	3.44
	Royalties	**7.74**	13.92	**10.69**	13.36
	Operating costs	**6.89**	5.90	**7.13**	5.40
		14.04	19.53	**18.45**	20.30
	Natural gas ($/mcf)				
	Sales price	**4.06**	6.01	**4.80**	5.64
	Hedging	**0.01**	0.03	**0.02**	0.04
	Royalties	**0.21**	0.28	**0.24**	0.34
	Operating costs	**0.61**	0.42	**0.47**	0.39
		3.23	5.28	**4.07**	4.87
Sudan	Oil ($/bbl)				
	Sales price	**24.87**	32.71	**32.66**	38.52
	Hedging (gain)	**(0.73)**	4.63	**(0.13)**	3.44
	Royalties	**9.01**	12.66	**12.78**	15.00
	Operating costs	**3.25**	4.15	**3.40**	3.80
		13.34	11.27	**16.61**	16.28
Total Company	Oil and liquids ($/bbl)				
	Sales price	**26.94**	39.19	**33.99**	39.48
	Hedging (gain)	**(0.75)**	4.71	**(0.16)**	3.44
	Royalties	**4.29**	6.68	**6.22**	6.99
	Operating costs	**7.27**	6.90	**7.15**	6.50
		16.13	20.90	**20.78**	22.55
	Natural gas ($/mcf)				
	Sales price	**3.45**	6.90	**5.22**	4.63
	Hedging (gain)	**(0.28)**	0.40	**0.02**	0.20
	Royalties	**0.58**	1.45	**1.14**	0.88
	Operating costs	**0.73**	0.60	**0.63**	0.54
		2.42	4.45	**3.43**	3.01

Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc.
Segmented Information

(millions of Canadian dollars)	Canada	North Sea	SE Asia	Sudan	Other	Total
	Three months ended December 31, 2001					
Total revenue	**346**	**421**	**83**	**86**	**-**	**936**
Segmented expenses	**285**	**330**	**62**	**42**	**22**	**741**
Segmented income	**61**	**91**	**21**	**44**	**(22)**	**195**
General and administrative expense						**29**
Interest on long-term debt						**36**
Income before taxes						**130**
	Three months ended December 31, 2000					
Total revenue	525	433	104	70	(3)	1,129
Segmented expenses	238	243	43	43	17	584
Segmented income (loss)	287	190	61	27	(20)	545
General and administrative expense						28
Interest on long-term debt						32
Income before taxes						485
	Year ended December 31, 2001					
Total revenue	**1,808**	**1,591**	**350**	**391**	**-**	**4,140**
Segmented expenses	**1,069**	**1,053**	**190**	**181**	**51**	**2,544**
Segmented income	**739**	**538**	**160**	**210**	**(51)**	**1,596**
General and administrative expense						**108**
Interest on long-term debt						**139**
Income before taxes						**1,349**
	Year ended December 31, 2000					
Total revenue	1,567	1,680	406	338	(2)	3,989
Segmented expenses	844	971	168	154	35	2,172
Segmented income (loss)	723	709	238	184	(37)	1,817
General and administrative expense						95
Interest on long-term debt						136
Income before taxes						1,586
Segmented assets	**5,432**	**3,202**	**1,237**	**811**	**173**	**10,855**
Add corporate assets						**51**
Total assets at December 31, 2001						**10,906**
Segmented assets	4,057	2,873	715	825	101	8,571
Add corporate assets						105
Total assets at December 31, 2000						8,676

Talisman Energy Inc.
Consolidated Financial Ratios

The following financial ratios are provided in connection with the Company's continuous offering of medium term notes pursuant to the short form prospectus dated April 7, 2000 and a prospectus supplement dated November 13, 2001, and are based on the corporation's consolidated financial statements that are preparec in accordance with accounting principles generally accepted in Canada.

The asset coverage ratios are calculated as at December 31, 2001.
The interest coverage ratios are for the 12 month period then ended.

	December 31 2001	
Interest coverage (times)		
Income	**8.45**	1
Cash flow	**18.78**	2
Asset coverage (times)		
Before deduction of future income taxes and deferred credits	**3.32**	3
After deduction of future income taxes and deferred credits	**2.42**	4

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2) Cash flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(3) Total assets minus current liabilities; divided by long-term debt.

(4) Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.

TALISMAN

ENERGY

NEWS RELEASE

TALISMAN ANNOUNCES SUCCESSFUL APPRAISAL WELL OFFSHORE TRINIDAD

CALGARY, Alberta – March 6, 2002 – Talisman Energy Inc. has announced its Kairi-2 appraisal well in Trinidad has tested oil. The well is situated approximately one mile south of the Kairi-1 discovery and located in 115 feet of water.

Kairi-2 was drilled to a total depth of 6,800 feet and encountered approximately 1,089 feet of hydrocarbon bearing sands, including approximately 300 feet of gross oil pay (167 net) and 789 feet of gross gas pay (435 net). The well tested at a rate of 4,360 bbls/d of oil on a 44/64 inch choke, constrained by surface facilities.

This appraisal well follows Kairi-1, drilled during July and August 2001. Kairi-1 encountered both oil and gas and tested 3,000 bbls/d of oil. Other discoveries on Block 2(c) include Angostura-1, approximately five miles southwest of Kairi-2, which tested natural gas at a rate of 30 mmcf/d. Canteen-1, two miles north of Kairi-2, tested oil at a rate of 3,700 bbls/d.

"These are very encouraging results," said Dr. Jim Buckee, President and Chief Executive Officer. "Our view of the hydrocarbon potential in the greater Angostura field is still developing, but with each additional successful appraisal well, it is increasingly apparent that there is a large, commercial oil development here. We expect to sanction a project later this year with production beginning in 2004. We have an active exploration and development program planned for Trinidad this year, 11 wells in total, including additional appraisal drilling on Block 2(c) to delineate the existing discoveries."

Talisman (Trinidad) Ltd. holds a 25% working interest in Block 2(c). BHP Billiton (the designated operator) holds a 45% interest in Block 2(c) and TotalFinaElf S.A. holds the remaining 30%.

The Group has a strong acreage position in the region and was awarded exploration Block 3(a) in October 2001, subject to negotiation and execution of a Production Sharing Contract. Block 3(a) is located adjacent to Blocks 2(ab) and 2(c), 25 miles off the northeastern coast of Trinidad in 100-300 feet of water. Talisman, BG International and BHP Billiton (the designated operator) each hold a 30% interest and TotalFinaElf S.A. holds the remaining 10%.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

Forward Looking Statements: This press release contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, including anticipated business plans for drilling, exploration, and development, and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as "expects", "anticipates", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", or "will" be taken, occur or be achieved). Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

For further information, please contact:
David Mann, Manager, Investor Relations & Corporate Communications
Phone: (403) 237-1196
Fax: (403) 237-1210
E-mail: tlm@talisman-energy.com
Website: www.talisman-energy.com

-30-

07/02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: March 7, 2002

By
Christine D. Lee
Assistant Corporate Secretary